UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2019

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-213187) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	August 14, 2019

Mizuho Financial Group, Inc.

By:	/s/ Makoto Umemiya
Name:	Makoto Umemiya
Title:	Managing Executive Officer / Group CFO

August 14, 2019

To whom it may concern:

Company Name:	Mizuho Financial Group, Inc.
Representative:	Tatsufumi Sakai, President & CEO
Head Office:	1-5-5 Otemachi, Chiyoda-ku, Tokyo
Stock Code Number:	8411
(Tokyo Stock Exchange (First Section))

Announcement regarding Capital Ratio as of June 30, 2019

Mizuho Financial Group, Inc. hereby announces Capital Ratio as of June 30, 2019, as shown in the appendix.

Contact:

Mizuho Financial Group, Inc.

Corporate Communications Department

Public Relations Office

Tel. 81-3-5224-2026

Capital Ratio

	Consolidated		(%, Billions of yen)

Mizuho Financial Group International Standard	As of June 30, 2019	Change	As of March 31, 2019
(1) Total Capital Ratio	17.87	(0.98)	18.85
(2) Tier 1 Capital Ratio	14.94	(1.00)	15.94
(3) Common Equity Tier 1 Capital Ratio	12.37	(0.39)	12.76
(4) Total Capital	10,714.4	(203.0)	10,917.5
(5) Tier 1 Capital	8,956.7	(275.4)	9,232.1
(6) Common Equity Tier 1 Capital	7,413.9	23.9	7,390.0
(7) Risk-weighted Assets	59,928.6	2,029.1	57,899.5
(8) Total Required Capital (7)x8%	4,794.2	162.3	4,631.9

	Consolidated			Non-Consolidated
Mizuho Bank International Standard	As of June 30, 2019	Change	As of March 31, 2019	As of June 30, 2019
(1) Total Capital Ratio	18.00	(1.02)	19.02	18.33
(2) Tier 1 Capital Ratio	15.01	(1.05)	16.06	15.19
(3) Common Equity Tier 1 Capital Ratio	12.21	(0.39)	12.60	12.25
(4) Total Capital	9,894.0	(203.9)	10,098.0	9,539.2
(5) Tier 1 Capital	8,250.5	(276.8)	8,527.3	7,906.8
(6) Common Equity Tier 1 Capital	6,715.4	25.7	6,689.7	6,373.8
(7) Risk-weighted Assets	54,966.2	1,892.6	53,073.6	52,021.5
(8) Total Required Capital (7)x8%	4,397.3	151.4	4,245.8	4,161.7

	Consolidated			Non-Consolidated
Mizuho Trust & Banking International Standard	As of June 30, 2019	Change	As of March 31, 2019	As of June 30, 2019
(1) Total Capital Ratio	23.98	0.11	23.87	23.88
(2) Tier 1 Capital Ratio	23.83	0.13	23.70	23.74
(3) Common Equity Tier 1 Capital Ratio	23.81	0.14	23.67	23.74
(4) Total Capital	504.1	(0.4)	504.6	497.1
(5) Tier 1 Capital	501.0	0.0	500.9	494.1
(6) Common Equity Tier 1 Capital	500.5	0.1	500.4	494.1
(7) Risk-weighted Assets	2,101.7	(11.7)	2,113.4	2,081.5
(8) Total Required Capital (7)x8%	168.1	(0.9)	169.0	166.5